UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2009
Date of Report (Date of Earliest Event Reported)
__________________________
Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME                                             :           EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                                        :           00124

TAXPAYER I.D.                                                      :           91.144.000-8

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The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance

On December 24, 2009, the Board of Directors of Embotelladora Andina approved a general policy regarding normal business with related companies, which fall within their corporate purpose and are aimed towards contributing to the company’s interest, adjusting to the price, terms, and conditions prevailing in the market, a copy of which is attached hereto.

The approved policy will be available to shareholders at the company’s offices and also on the company’s website.

Santiago, December 28, 2009

Jaime Cohen A.
Corporate Legal Manager
Embotelladora Andina S.A.

GENERAL POLICY ON ORDINARY COURSE OF BUSINESS

This policy on the ordinary course of business by Embotelladora Andina S.A. (hereinafter also indistinctively the “Company”) was approved at a board meeting held December 24, 2009.

All of the Company’s transactions with related parties, as defined in Article 146 of the Companies Law, must be in furtherance of the corporate interests and be performed at prices, in terms and conditions prevailing on the market.

Consequently, the ordinary course of business of Embotelladora Andina S.A. involves the following transactions:

(a) Ordinary business of Embotelladora Andina S.A.:  According to its business purpose, Embotelladora Andina S.A. engages in doing and developing the following, either directly itself or through other persons, and either for its own account or for another’s:

a.
The operation of one or more industrial establishments engaged in the business, operation or activity of the manufacture, production, elaboration, transformation, bottling, canning, distribution, transport, import, export, purchase, sale and commercialization in general, in any form and way, of all types of food products, in particular any type of mineral water, juice, beverage and drink in general or other similar products, of raw materials or semi-elaborated materials used in such activities and/or products complementary or related to the preceding businesses and activities;

b.	The operation of one or more agricultural or agroindustrial establishments or farmlands engaged in the business, operation and development of agricultural activities and agroindustry in general;

c.
The production, elaboration, transformation, distribution, transport, import, export, purchase, sale and commercialization in general, in any form and way, of all types of agricultural products and/or products from agroindustry and of raw materials or semi-elaborated materials used in such activities and/or products complementary or related to the preceding activities;

d.
The manufacture, elaboration, distribution, transport, import, export, purchase, sale and commercialization in general, in any form and way, of all types of containers; and the materialization and development of all types of material recycling processes and activities;

e.	The grant by and/or to national or foreign companies of brand or product representations and/or licenses relating to such businesses, activities, operations and products;

f.	The rendering of all types of services and/or technical assistance in any form relating to the goods, products, businesses and activities indicated in the preceding letters;

g.	The investment of available cash, including in the capital market; and

h.	In general, the conduct of all other businesses and activities complementary or related to the above transactions.

(b) Transactions in the Ordinary Course of Business.  In enforcing this Policy, usual transactions will be deemed transactions performed from time to time without which the Company could not develop its business normally, adequately and efficiently and, therefore, it depends thereon for the support for its operations and correct engagement of its daily commercial existence.  The foregoing is without prejudice to such transactions being contracted monthly, annually or for longer periods.

Ergo, transactions in the ordinary course of business are defined in consideration of the business in which Embotelladora Andina S.A. engages, and they include, among others:

i.
The purchase and contracting of inputs for the production, packaging, bottling and commercialization of products forming part of the corporate business, the principal inputs being the syrup or concentrate for the elaboration of beverages; preforms, molds, matrices, bottles, cans, lids and containers in general for the packaging of its products; electricity for operation of its Plants; and raw materials such as sugar, sweeteners and CO2;

ii.	The contracting of logistical and transportation services for the distribution of products in the different regions of the country;

iii.	The acquisition and lease of goods and hire of services required for operation, maintenance, compliance with sanitary requirements, protection and security of the Company’s Plants and assets;

iv.	The hire of advertising and marketing services for the development, promotion and support of products, categories and brands;

v.
Banking and finance transactions, such as investment in mutual funds and time deposits, the contracting of credit facilities and overdrafts in checking accounts and other activities required to manage the Company’s liquidity;

vi.
Foreign exchange transactions, such as the purchase and sale of foreign currency on the domestic market, the remittance of foreign currency to abroad and the admittance of foreign currency kept or received abroad;

vii.	Transactions for the financing of the Company’s investments and of its working capital, either through loans or the placement of debt securities on domestic or international markets;

viii.	The hire of financial, accounting, administrative, tax and legal assistance; and

ix.	The hire of assistance and services, such as the procurement of assets, goods and inputs required to operate the offices and equipment of the Company’s management.

It is stipulated that the approved policy is available to shareholders in the corporate offices and on the company’s website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                   EMBOTELLADORA ANDINA S.A.

                   By: /s/ Osvaldo Garay
                   Name:   Osvaldo Garay
                   Title:    Chief Financial Officer

Santiago, December 30, 2009